Exhibit 99.1

Operating and Financial Review and Prospects

Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Operating Results

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the each of the harvest years presented as of March 31:

			% Change
	2013/2014	2012/2013	2012/2013 -
	Harvest Year (2)	Harvest Year(2)	2013/2014

	Tons per hectare
Corn	6.0	6.0	0.0%
Soybean	3.3	3.3	0.0%
Soybean (second harvest)	N/A	1.8	N/A
Cotton lint (1)	N/A	N/A	N/A
Wheat	2.6	1.8	43.6%
Rice	5.7	5.7	0.0%
Sugarcane (1)	N/A	N/A	N/A

(1)	None/insignificant harvest as of March 31, 2014 and as of March 31, 2013 respectively.
(2)

The table above presents yields in respect of harvest years as of March 31. The portion of harvested area completed as of March 31, 2014 was 20.1% for corn, 7.7% for soybean first harvest, 100% for wheat and 94.2% for rice. The portion of harvested area completed as of March 31, 2013 was 22.4% for corn, 11.3% for soybean first harvest, 100% for wheat and 84.2% for rice.

(ii) Effects of Fluctuations in Production Costs

During the last two years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel (v) farm leases and (vi) labor. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2014 to March 31, 2014, soybean prices increased 9.2% and corn prices increased by 13.6%. Also, between January 1, 2014 and March 31, 2014, ethanol prices increased by 1.6%, according to ESALQ data, and sugar prices decreased by 4.3%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this prospectus in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop and rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The increase in crops and rice production area for the three-month period ended March 31, 2014 compared to the same period in 2013 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The increase in sugar, ethanol and energy production area is explained by an increase in leased hectares.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Three-month period ended March 31,
	2014	2013
	Hectares

Crops (1)	152,899	147,633
Rice	36,604	35,249
All Other Segments	-	1,632
Sugar, Ethanol and Energy	104,897	87,971

(1)   Does not include second crop area

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. In recent years, the emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) have generally experienced significant macroeconomic improvements but remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of March 31, 2014, the Peso-U.S. dollar exchange rate was Ps.8.0 per U.S. dollar as compared to Ps. 5.12 per U.S. dollar as of March 31, 2013. As of March 31, 2014, the Real-U.S. dollar exchange rate was R$2.26 per U.S. dollar as compared to R$2.01 per U.S. dollar as of March 31, 2013. The following graphs show the Argentina Peso-U.S. dollar rate of exchange and Brazilian Reais- U.S. dollar rate of exchange for the periods indicated:

During the three-month periods ended March 31, 2014 and 2013, the Group entered into several currency forward contracts with Brazilian and Argentinian banks in order to hedge the fluctuation of the Brazilian Reais and Peso against US Dollar for a total notional amount of US$ 19.7 million and US$ 14.0 million, respectively. The currency forward contracts entered in 2014 had maturity dates between March 2014 and December 2014, while those entered in 2013 had maturity dates ranging between March and December 2013. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.2 million in 2014 and of a loss amounting to US$ 2.7 million in 2013. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “—Risks Related to Argentina—Argentina law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments” included in “Item 3-Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $165.3 million for the year ended December 31, 2011, $301.4 million for the year ended December 2012 and $226.6 million for the year ended December 2013. Capital expenditures totaled $113.3 million for the three-month period ended March 31, 2014 in comparison with $72.4 million in the same period in 2013. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2014 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1) Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2013 included in our Form 20-F.

Operating Segments

IFRS 8, “Operating Segments,” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

We are organized into three main lines of business, which are farming; land transformation; and sugar, ethanol and energy. As of January 1, 2014, the Company did not consider its Coffee and Cattle businesses to be of continuing significance as they no longer meet the quantitative threshold for separate disclosure as reportable segments. Accordingly, the Coffee and Cattle businesses are now presented within the “Farming – All Other Segments” reportable segment and prior year disclosures have been recast to conform to this presentation. As a result, the Company´s businesses are comprised of six reportable operating segments, which are organized based upon their similar economic characteristics, the nature of the products they offer, their production processes, the type and class of their customers and their distribution methods.

Our farming business is comprised of four reportable operating segments as follows:

•

Our Crops segment includes the planting, harvesting and sale to grain traders of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing and conditioning and handling and drying services to third parties. Production activities in our Crop segment reflect the most productive use of the land to maximize economic return and not the performance of any one underlying crop. Accordingly, the relative mix of underlying crops may change from harvest year to harvest year. A single manager is responsible for the management of operating activity of all crops rather than a manager for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, and manufactured dairy products processed in third parties industrial facilities.

•

Our “All Other Segments” segment consists of the aggregation of the remaining non-reportable operating segments, which individually do not meet the quantitative thresholds for disclosure and the Company’s management does not consider to be of continuing significance as of January 1, 2014, namely, Coffee and Cattle.

Our Sugar, Ethanol and Energy business is its own reporting operating segment and consists of cultivating sugarcane, which we process in our own sugar mills, transform into sugar, ethanol and electricity and market and sell.

Our Land Transformation business is its own reporting operating segment and includes (i) the ultimate cash realization through sales to third parties of the increase in value of land which is generated through the transformation of its productive capabilities and (ii) bargain gains arising from business combinations, which represent the excess of the fair value of the land acquired over the actual price paid, typically in connection with purchases of undeveloped or undermanaged farmland businesses. See Note 4 to our Financial Statements for a description of the basis used to determine fair values.

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only, as of March 31, 2014, we had not yet completed the 2013/2014 harvest year crops. The harvested tons presented corresponds to the harvest completed as of March 31, 2014.

	Three-month period ended March 31,

	2014	2013

	(Unaudited)

Sales	( In thousands of $)

Farming Business	46,084	63,270
Crops	22,181	27,743
Soybean(1)	2,185	6,228
Corn (2)	12,151	8,121
Wheat (3)	5,373	8,156
Sunflower	2,000	4,133
Other crops(4)	473	1,610
Rice(5)	16,486	27,533
All other segments	-	439
Dairy	7,075	6,384
All other segments(6)	342	1,171
Sugar, Ethanol and Energy Business	53,045	42,443
Sugar	13,069	10,548
Ethanol	36,482	31,605
Energy	3,494	290
Total	99,129	105,713
Land Transformation Business(8)	-	-

	2013/2014	2012/2013

	Harvest	Harvest

Production	Year	Year
Farming Business
Crops (tons)(9)	240,102	242,633
Soybean (tons)	74,015	91,522
Corn (tons) (2)	68,815	74,845
Wheat (tons) (3)	77,168	52,219
Sunflower (tons)	20,105	24,047
Rice(10) (tons)	195,868	200,367

	Three-month period ended March 31,

	2014	2013
Processed rice(11) (tons)	42,018	44,145
Dairy(12) (liters)	19,256	15,560
Sugar, Ethanol and Energy Business
Sugar (tons)	-	2,012
Ethanol (cubic meters)	2,103	1,401
Energy (MWh)	15,257	2,159
Land Transformation Business (hectares traded)	-	-

	2013/2014	2012/2013

	Harvest	Harvest

Planted Area	Year	Year
	(Hectares)

Farming Business(14)
Crops(15)	185,201	186,518
Soybean (18)	82,980	91,746
Corn (2) (18)	51,065	45,795
Wheat (3)	29,412	28,574
Sunflower	12,880	12,478
Cotton	6,218	3,098
Forage	2,646	4,827
Rice	36,604	35,249
All other segments(16)	-	1,632
Total Planted Area	221,805	223,399
Second Harvest Area	29,655	34,057
Leased Area	55,811	54,350
Owned Croppable Area(17)	136,329	134,992
	Three-month period ended March 31,

	2014	2013
Sugar, Ethanol and Energy Business
Sugarcane plantation	104,897	87,971
Owned land	9,145	9,145
Leased land	95,752	78,826

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum.

(3)	Includes barley and rapeseed.

(4)	Includes cotton seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)

All other segments include our cattle business which primarly consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F

(7)	Includes sales of sugarcane and other miscellaneous items to third parties

(8)	Represents capital gains from the sale of land.

(9)	Crop production does not include 31,863 and 27,528 tons of forage produced in the 2013/2014 and in the 2012/2013 harvest years respectively.

(10)

Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(11)

Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(14)	Includes hectares planted in the second harvest.

(15)	Includes 2,646 hectares and 4,827 hectares used for the production of forage during the 2013/2014 and the 2012/2013 harvest years, respectively.

(16)

Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years. We sold two coffee farms and leased the production rights of a third coffee farm in the second quarter of 2013. Accordingly, we do not expect the coffee business to generate sales in future periods.

(17)	Does not include potential croppable areas being evaluated for transformation.

(18)	Includes second crop

Three-month period ended March 31, 2014 as compared to three-month period ended March 31, 2013

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
	(In thousands of $)
Sales of manufactured products and services rendered	68,811	70,031
Cost of manufactured products sold and services rendered	(46,340)	(49,680)

Gross Profit from Manufacturing Activities	22,471	20,351

Sales of agricultural produce and biological assets	30,318	35,682
Cost of agricultural produce sold and direct agricultural selling expenses	(30,318)	(35,682)

Initial recognition and changes in fair value of biological assets and agricultural produce	38,945	2,036
Changes in net realizable value of agricultural produce after harvest	861	1,399

Gross Profit from Agricultural Activities	39,806	3,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	62,277	23,786

General and administrative expenses	(10,780)	(11,338)
Selling expenses	(11,636)	(10,443)

Other operating income, net	(13,570)	13,117
Share of loss of joint ventures	(225)	-

Profit from Operations Before Financing and Taxation	26,066	15,122

Finance income	2,165	3,848

Finance costs	(18,338)	(14,386)

Financial results, net	(16,173)	(10,538)

Profit Before Income Tax	9,893	4,584

Income Tax expense	(7,297)	(1,372)
Profit for the period from Continuing Operations	2,596	3,212
Profit/(Loss) for the period from discontinued Operations	-	(702)

Profit for the period	2,596	2,510

Sales of Manufactured Products and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2014	84	15,340	-	342	53,045	68,811
2013	185	26,507	-	896	42,443	70,031

Sales of manufactured products and services rendered decreased 1.7%, from $70.0 million for the three-month period ended March 31, 2013 to $68.8 million for the same period in 2014, primarily as a result of:

•

a $11.2 million decrease in our Rice segment, mainly due to: (i) a 8.2% decrease in the average sales price, from $497.4 per ton of rough rice equivalent in 2013 to $456.6 per ton of rough rice equivalent in 2014; and (ii) a 34.8% decrease in the volume of white and brown rice sold measured in tons of rough rice, from 55,359 tons in 2013 to 36,107 tons in 2014 mainly explained by an inventories build-up of 148,004 tons for the three-month period ended March 31 2014 compared to build-up of 121,557 tons for the same period in 2013. The higher build-up of inventories is explained by a 3.1% increase in harvested hectares, from 35,249 in 2013 to 36,331 in 2014 and a change in the pace of sales.

partially offset by:

•

a $10.6 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.6% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 105,196 tons in 2013 to 133,201 tons in 2014. The increase in volume was due to the inventories sell-off, measured in TRS from 97,209 in 2013 to 127,814 in 2014; and (ii) a 617.3% increase in the volume of energy sold, from 2.1 MWh in 2013 to 15.3 MWh in 2014 as a consequence of our ability to turn-on the boiler early at the Angelica mill on March 7 to cogenerate electricity by burning the stockpile of bagasse leftover from the previous harvest in order to capture the higher energy prices as a result of the low water levels in Brazilian hydroelectric reservoirs. This increase was partially offset by: (i) a 15.7% decrease in the average sales price of sugar, from $452.8 per ton in 2013 to $381.6 per ton in 2014; and (ii) a 6.7% decrease in the average price of Ethanol from $674.9 per cubic meter in 2013 to $629.3 per cubic meter in 2014.

(1)

On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Three-month Period Ended March 31,			Three-month Period Ended March 31,			Three-month Period Ended March 31,
	2014	2013	Chg %	2014	2013	Chg %	2014	2013	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	36.5	31.6	15.4%	58.0	46.8	23.8%	629.3	674.9	(6.7%)
Sugar (tons)	13.1	10.5	23.9%	34.2	23.3	47.0%	381.6	452.8	(15.7%)
Energy (MWh)	3.5	0.3	1104.8%	15.3	2.1	617.3%	229.0	136.3	68.0%

TOTAL	53.0	42.4	25.0%

Cost of Manufactured Products Sold and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
			(Unaudited)
			(In thousands of $)
2014	-	(11,767)	-	(18)	(34,555)	(46,340)
2013	-	(23,821)	-	(25)	(25,834)	(49,680)

Cost of manufactured products sold and services rendered decreased 6.7%, from $49.7 million for the three-month period ended March 31, 2013, to $46.3 million for the same period in 2014. This decrease was primarily due to:

•

a $12.1 million decrease in our Rice segment mainly due to: (i) a 34.8% decrease in the volume of white and brown rice sold, and (ii) a 24.4% decrease in unitary costs, mainly due to lower production cost in dollar terms.

Partially offset by:

•

a $8.7 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 25.0% increase in the volume of sugar and ethanol sold measured in TRS partially offset by (ii) an increase in unitary costs mainly due to additional freight expenses to transport stockpile of bagasse leftover from the previous harvest from Ivinhema mill to Angelica mill.

Sales and Cost of Agricultural Produce and Biological Assets

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
			(Unaudited)
			(In thousands of $)
2014	22,097	1,146	7,075	-	-	30,318
2013	27,558	1,026	6,384	714	-	35,682

Sales of agricultural produce and biological assets decreased 15.0%, from $35.7 million for the three-month period ended March 31, 2013, to $30.3 million for the same period in 2014, primarily as a result of:

•

A $5.5 million decrease in our Crops segment mainly driven by: (i) a general decrease in commodity prices, from $370.9 per ton in the three month period ended in Mar 31, 2013, to $332.4 per ton in the same period of 2014 for soybean, and from $234.4 per ton to $204.7 per ton for corn ; and (ii) a change in the production mix sold increasing the proportion of corn sales over total sales. For a full list of crops yield fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

•

a $0.7 million increase in our Dairy segment mainly due to: (i) a 23.8% increase in liters sold, from 15.6 million liters in 2013 to 19.3 million liters in 2014, primarly as a result of (a) a 12.1% increase in the amount of milking cows, from 5,707 heads in 2013 to 6,396 heads in 2014; and (b) a 10.4% increase in productivity, from 30.3 liters/milking cow/day in 2013 to 33.5 liters/milking cow/day in 2014. This was partially offset by a 4.8% decrease in milk price, from $0.41 per liter in the three month period ended in March 2013 to $0.37 per liter for the same period in 2014.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended March 31,			Period ended March 31,			Period ended March 31,
	2014	2013	% Chg	2014	2013	% Chg	2014	2013	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	2.2	6.2	(64.9%)	6.6	16.8	(60.9%)	332.4	370.9	(10.4%)
Corn (1)	12.2	8.8	38.4%	59.4	37.4	58.5%	204.7	234.4	(12.7%)
Wheat (2)	5.4	8.2	(34.1%)	22.8	33.4	(31.7%)	235.6	244.4	(3.6%)
Sunflower	2.0	4.1	(51.6%)	5.8	9.9	(41.0%)	342.2	417.1	(18.0%)
Others	0.5	0.4	5.9%

Total	22.2	27.7	(20.0%)

(1)	Includes sorghum.
(2)	Includes barley.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
			(Unaudited)
			(In thousands of $)
2014	34,089	12,515	1,932	(278)	(9,313)	38,945
2013	12,051	5,717	958	(10,992)	(5,698)	2,036

Initial recognition and changes in fair value of biological assets and agricultural produce increased 1813%, from a gain of $2.0 million for the three-month period ended March 31, 2013, to a gain of $38.9 million for the same period in 2014, primarily due to:

•	a $22.0 million increase in our Crops segment mainly due to:

-

a $18.6 million increase in the recognition at fair value less cost to sell for non-harvested crops as of March 31, from a gain of $7.9 million in 2013 to a gain of $26.6 million in 2014, primarily due to higher soybean and corn yield estimates for 2014 driven by the better weather conditions from January through March in the main productive regions of Argentina.

-

a $3.4 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $4.1 million in 2013 to a gain of $7.5 million in 2014, mainly due to a decrease in operating production costs in dollar terms.

-

Of the $34.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $26.6 million gain represents the unrealized portion, as compared to the $7.9 million unrealized gain of the $12.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

•

a $10.7 million increase in our All Other Segments as a result of a loss of 8.1 million in 2013 mainly due to a decrease in the fair value of coffee plantations generated by a decrese in coffee prices estimates. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees, which represent all of our farms in our Coffee segment. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. The loss in 2013 was mostly generated prior to entering into the selling and leasing agreements.

•	a $6.8 million increase in our Rice segment, as a result of:

-

a $7.0 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $5.5 million to a gain of $12.5 million mainly due to (i) a 16.2% increase in harvested area as of March 31, from 29,689 hectares in 2013 to 34,491 hectares in 2014; and (ii) lower operating production costs in dollar terms. This was partially offset by a 3.4% decrease in the price of rough rice, from $238 per ton in 2013 to $230 per ton in 2014.

-	a $0.2 million decrease in the recognition at fair value less cost to sell of non-harvested rice, from a gain of $0.2 million to nil.

-

Of the $12.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $12.5 million gain represents the realized portion, as compared to the $5.5 million gain realized portion of the $5.7 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013; and

•	a $1.0 million increase in our Dairy segment mainly due to:

-

a $1.0 million increase in the recognition at fair value less cost to sell of raw milk, from a gain of $1.0 million in 2013 to a gain of $1.9 million in 2014, mainly due to (i) a 12.1% increase in the number of milking cows; (ii) a 10.4% increase in milking cows average productivity; partially offset by (iii) a 4.8% decrease in milk price.

-

Of the $1.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $1.9 million gain represents the realized portion, as compared to the $0.9 million realized gain portion of the $1.0 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

Partially offset by:

•	a $3.6 million decrease in our Sugar, Ethanol and Energy segment mainly due to:

-

a $3.9 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $0.5 million in 2013 to a loss of $3.4 million in 2014, mainly generated by a decrease in yield estimates for the 2014 season used in the DCF model to determine the fair value of our sugarcane plantations. Yield estimates as of March 31, 2014, decreased 12.0% compared to 2013 due to lower rains than historical averages during the summer.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest remained essentially unchanged.

-

Of the $9.3 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2014, $3.4 million loss represents the unrealized portion, as compared to the $0.5 million gain unrealized portion of the $5.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2013.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	861	N/A	N/A	N/A	N/A	N/A	861
2013	1,380	N/A	N/A	19	N/A	N/A	1,399

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased 37.6% from $1.4 million for the three-month period ended March 31, 2013 to $0.9 million for the same period in 2014. This decrease is primarily explained by lower gains from forward contracts.

General and Administrative Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	(980)	(812)	(394)	(35)	(3,710)	(4,849)	(10,780)
2013	(986)	(1,209)	(275)	(281)	(4,046)	(4,541)	(11,338)

Our general and administrative expenses decreased 4.9%, from $11.3 million for the three-month period ended March 31, 2013, to $10.8 million for the same period in 2014, primarily due to the depreciation of the Argentine peso and the Brazilean real which diluted our peso and real denominated costs measured in dollar terms.

Selling Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	(722)	(3,383)	(155)	(4)	(7,155)	(217)	(11,636)
2013	(1,092)	(4,099)	(82)	(55)	(5,097)	(18)	(10,443)

Selling expenses increased 11.4%, from $10.4 million for the three-month period ended March 31, 2013, to $11.6 million for the same period in 2014, mainly driven by a $2.1 million increase in our Sugar, Ethanol and Energy segment mainly due to the increase in sales volume measured in TRS. This was partially offset by a decrease in Crops and Rice segments driven by decreases in Sales.

Other Operating Income, Net

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
(Unaudited)
(In thousands of $)
2014	(12,503)	183	19	(1)	(1,366)	-	98	(13,570)
2013	2,596	178	42	188	10,170	-	(57)	13,117

Other operating income, net decreased $26.7 million, from a gain of $13.1 million for the three-month period ended March 31, 2013, to a loss of $13.6 million for the same period in 2014, primarily due to:

•	a $15.1 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions;

•	a $11.5 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar;

Other operating income, net of our Rice, Dairy, Coffe, Cattle and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures and Investment Results

Share of loss of joint ventures and Investment Results increased $0.5 million, from a loss of $0.7 million for the three-month period ended March 31, 2013, to a loss of $0.2 million for the same period in 2014. The loss of 2013 was mainly generated by the negative results of Grupo La Lácteo S.A. During the third quarter of 2013, we disposed of our interest in “La Lacteo”(See “Item 4. Information on the Company— Business Overview – Operations and Principal Activities – Dairy Business – Sale of La Lacteo” included in our Form 20-F ).

Financial Results, Net

Our net financial results decreased from a loss of $10.5 million for the three-month period ended March 31, 2013 to a loss of $16.2 million for the same period in 2014, primarily due to: (i) higher interests costs driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill; (ii) a $3.7 million non-cash loss in 2014, compared to a $4.2 million non-cash loss in 2013, caused by depreciation of the Argentine Peso and liability position of our Argentine subsidiaries nominated in foreign currency, which was smaller than in previous years; (iii) decrease in our gain from derivate financial instruments due to changes in open hedge positions; and (iv) lower interest income mainly due to the lower cash balance as a result of our capital expenditures program.

The following table sets forth the breakdown of financial results for the periods indicate.

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
	(In $thousand)		% Change
Interest income	1,477	1,761	(16.1%)
Interest costs	(12,693)	(8,576)	48.0%
Cash flow hedge – transfer from equity	(245)	-	N/A
FX Gain/(Loss)	(3,702)	(4,233)	(12.5%)
Gain/(Loss) from derivative financial Instruments	644	1,985	(67.6%)
Taxes	(743)	(650)	14.3%
Other Income/(Expenses)	(859)	(825)	(4.1%)
Total Financial Results	(16,173)	(10,538)	53.5%

Income Tax expense

Current income tax charge totaled $7.3 million for the three-month period ended March 31, 2014, which equates to a consolidated effective tax rate of 73.8%. Our consolidated income tax charge for the same period in 2013 totaled $1.4 million, which equates to a consolidated effective tax rate of 35.3%.

The income tax rate in Uruguay is 25%. However, in Uruguay the income tax rate applicable to derivative activities is 0.75%. During the three month period ended March 31, 2014, we recognized a loss in the line item “Other operating income, net,” of $9.0 million. This loss was subject to the 0.75% rate and it caused our consolidated effective income tax rate to increase from 35.3% for the three-month period ended March 31, 2013 to 73.8% for the same period in 2014.

Profit for the period

As a result of the foregoing, our net income for the three-month period ended March 31 increased $0.9 million, from a profit of $2.5 million in 2013 to a profit of $2.6 million in 2014.

         LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Three-month period ended March 31, 2014 and 2013

The table below reflects our statements of Cash Flow for the Three-month period ended March 31, 2014 and 2013.

	Three-month period ended March 31,
	2014	2013
	(Unaudited) (In thousands of $)
Cash and cash equivalent at the beginning of the period	232,147	218,809

Net cash generated from operating activities	40,915	16,425
Net cash used in investing activities	(112,958)	(59,651)
Net cash generated by financial activities	75,561	34,451
Effect of exchange rate changes on cash and cash equivalent	11,766	403
Cash and cash equivalent at the end of the period	247,431	210,437

Operating Activities

Period ended March 31, 2014

Net cash generated by operating activities was $40.9 million for the three-month period ended March 31, 2014. During this period, we generated a net profit of $2.6 million that included non-cash charges relating primarily to a loss from derivative financial instruments of $13.3 million, $12.1 million of interest and other expenses, net, $5.3 million of depreciation and amortization, $7.3 million income tax, $3.7 million of foreign exchange gains, net and $2.1 million of provisions and allowances. All of these effects were partially offset by unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” of $28.8 million.

In addition, other changes in operating asset and liability balances resulted in a net increase in cash of $22.2 million, primarily due to an decrease of $18.3 million in biological assets, mainly due to the harvest of rice and crops, and a decrease of $6.9 million in trade and other receivables, partially offset by a increase of $3.7 million in inventories.

Period ended March 31, 2013

Net cash generated by operating activities was $16.4 million for the period ended March 31, 2013. During this period, we generated a net profit of $2.5 million that included non-cash charges relating primarily to interest expense, net of $7.6 million, depreciation and amortization of $5.7 million, $4.2 million of foreign exchange loss and $4.2 million of income tax expense. All of these effects were partially offset by gain from derivative financial instruments and forward of $14.2 million and $2 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”.

In addition, other changes in operating asset and liability balances resulted in a net increase in cash of $9.9 million, primarily due to a decrease of $25.3 million in biological assets, due to the harvest of rice and crops, partially offset by a decrease of $12.5 million in liabilities.

Investing Activities

Period ended March 31, 2014

Net cash used in investing activities totaled $113.0 million in the three-month period ended March 31, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $88.0 million; and $25.1 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Period ended March 31, 2013

Net cash used in investing activities totaled $59.7 million in the three month period ended March 31, 2013, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations for the lvinhema project, totaling $47.2 million; $25 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $6.7 million from collection of disposal of subsidiaries and sale of farmlands of $3 million.

Financing Activities

Period ended March 31, 2014

Net cash provided by financing activities was $75.6 million in the Period ended March 31, 2014, primarily derived from the incurrence of new long term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $120.7 million and $7.7 million of net increase in short-term borrowings. All these effects were partially offset by payments of $30.2 million of our long term borrowings and $12.9 million of purchase of own shares. During this period, interest paid totaled $23.4 million

Period ended March 31, 2013

Net cash provided by financing activities was $34.5 million in the period ended March 31, 2013, primarily derived from the incurrence of new long term loans for $50 million, mainly a new working capital Itau Facility for Reais $75 million, bearing interest at rate of CDI + 3,20% per year partially offset by $ 13.8 million reduction of our long term borrowings. During this period, interest paid totaled $5.1 million

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” included in our Form 20-F ). As of March 31, 2014, our cash and cash equivalents amounted to $ 247.4 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	March 31, 2014	December 31, 2013
	(In thousands is of $)	(In thousands is of $)
Fixed rate:
Less than 1 year(l)	79,541	56,932
Between 1 and 2 years	44,072	38,393
Between 2 and 3 years	39,444	37,762
Between 3 and 4 years	31,630	29,467
Between 4 and 5 years	29,722	27,803
More than 5 years	78,775	75,745

Total fixed rate:	303,184	266,102

Variable rate:
Less than 1 year(l)	80,394	90,707
Between 1 and 2 years	154,602	107,392
Between 2 and 3 years	143,671	100,949
Between 3 and 4 years	69,068	54,212
Between 4 and 5 years	12,428	12,586
More than 5 years	26,188	27,444

Total variable rate:	486,351	393,290

Total:	789,535	659,392

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Brazilian Subsidiaries

The main loan of the Company’s Brazilian Subsidiaries identified below are:

Adecoagro Vale do Ivinhema (“AVI”)

Bank	Grant Date	Nominal amount	Amount Outstanding as of March 31, 2014		Maturity date	Annual Interest Rate

		(In millions)	Millions of Reais	U.S. Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151	76.2	33.7	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 3.67%
Banco Do Brasil (2)	July 2010	R$ 70	55.4	24.5	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (3)	May 2012	R$ 230	153.3	67.7	May 2015	CDI + 3.6%
Banco Do Brasil (4)	October 2012	R$ 130	130.0	57.4	October 2022	2.94% per annum with 15% of bonus performance
Itau BBA FINAME Loan (5)	December 2012	R$ 45.9	43.8	19.4	December 2022	2.50%
Itau BBA (6)	March 2013	R$ 75	75.0	33.1	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (7)	July 2013	US$ 70	-	52.5	October 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (7)	September 2013	US$ 90	-	90.0	September 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itau BBA Finem Loan (5)	September 2013	R$ 273	138.7	61.3	January 23	5.69
BNDES Finem Loan (8)	November 2013	R$ 215	60.0	25.6	January 23	3.34%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (7)	March 2014	US$ 100	-	100	December 2017	LIBOR 3M plus 4.20%

Usina Monte Alegre

Bank	Grant Date	Nominal amount	Amount Outstanding as of March 31, 2014		Maturity date	Annual Interest Rate

		(In millions)	Millions of Reais	U.S. Dollars
Bradesco (9)	May 2012	US$ 11.7	-	11.7	May 2016	7.20%

(1)    Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S.A.; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

(2)    Collateralized by (i) a first degree mortgage of the Sapálio farm, (ii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

(3)    Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca farms, (ii) pledge of sugarcane and (iii) sales contracts.

(4)    Collateralized by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

(5)    Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) liens over the Ivinhema mill and equipment.

(6)    Collateralized by power sales contract

(7)    Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

(8)    Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.

(9)    Collateralized by (i) liens over the Monte Alegre mill and equipment, all of which are property of Usina Monte Alegre.

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

• IDB Facility

Bank	Date	Nominal amount (In millions)	Amount Outstanding as of March 31 2014 (In millions)	Maturity date	Annual Interest Rate	Use of proceeds

IDB Tranche A	Nov 2011	US$ 31	US$ 15.4	November 2018	6.11% per annum.	Capital Expenditures

IDB Tranche B	Nov 2011	US$ 49	US$40.0	November 2016	180-day LIBOR plus 4.45% per annum (1)	Capital Expenditures

(1)	The Company entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

This Facility is collateralized by property, plant and equipment with a net book value of approximately $24.8 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over $ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2014 and 2013 the Company was in compliance with all financial covenants.

Short-term Debt.

As of March 31, 2014, our short term debt totaled $159.9 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

The abovementioned loans have to comply with financial covenants. The financial covenants are measured considering the statutory financial statements of the Brazilian Subsidiaries. The covenants to comply with are defined as follows and detailed in the table below:

Interest Coverage = (Adjusted EBITDA)/(Net Financial Expenses)

Solvency = Equity/(Total Assets)

Net Bank Debt/Adjusted EBITDA = (Bank Debt-Cash)/(Adjusted EBITDA)

Debt Service Coverage = (Adjusted EBITDA)/(Payment of long term debt-Net Financial Expenses- dividends)

Bank	Ratio	2014	2015	2016	2017 and on
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG)	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5
Banco Do Brasil	Debt service coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
BTG Pactual / HSBC / Votorantim / Rabobank	Interest Coverage	[ ≥ ] 2
	Solvency	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 6
Bradesco	Net Debt / Sugarcane Milled Tons	[ ≤ ] 80	[ ≤ ] 80
	Net Debt/Equity	[ ≤ ] 80%	[ ≤ ] 80%
Banco Do Brasil	Debt service coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
Itau BBA	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
Itau BBA	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
ING / ABN /Bladex	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 5.0	[ ≤ ] 4.0
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 5.0	[ ≤ ] 4.5	[ ≤ ] 4.5
Banco do Brasil / Itau BBA Finem Loan	Debt Service Coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
BNDES Finem Loan	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ > ] 40%	[ > ] 40%	[ > ] 40%
	Net Bank Debt / EBITDA	[ < ] 5	[ < ] 5	[ < ] 5

Capital Expenditure Commitments

During the three-month Period ended March 31, 2014, our capital expenditures totaled $137.8 million. Our capital expenditures consisted mainly of (i) equipments, machinery and construction costs related to the construction of the Ivinhema sugar and ethanol mill in Brazil and (ii) the construction of our second free stall dairy in Argentina

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.